Exhibit 99.1

Corporación América Airports S.A. Reports 9.5% YoY Increase in Total Passenger Traffic in April 2018

Passenger traffic in Argentine operations up 10.5% and growth across most countries of operations

Luxembourg, May 21, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 9.5% in April 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Apr’18	Apr’17	% Var	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,462	3,118	11.0%	14,034	13,171	6.6%
International Passengers (thousands)	2,341	2,194	6.7%	9,073	8,483	7.0%
Transit Passengers (thousands)	668	599	11.6%	3,010	2,516	19.7%
Total Passengers (thousands)	6,471	5,911	9.5%	26,118	24,169	8.1%
Cargo Volume (thousand tons)	35.5	29.6	19.6%	134.0	115.8	15.7%
Total Aircraft Movements (thousands)	70.9	66.8	6.1%	284.3	271.9	4.5%

Passenger Traffic Overview

Total passenger traffic in April 2018 increased by 9.5% compared to the same period of 2017, primarily reflecting growth of 10.5% in Argentina, 10.8% in Brazil, 20.1% in Peru and 12.8% in Armenia.

Traffic growth in Argentina, Corporación America Airports core business segment, reflects ongoing addition of new routes, flights to existing destinations and the entrance of low cost carriers. In April 2018, Avianca inaugurated a new route from Mendoza Airport to Lima, Peru. Furthermore, Aerolineas Argentinas added new frequencies to Río de Janeiro, São Paulo and Rome, while Azul Linhas Aereas, Latam and Aeromexico added new frequencies to Belo Horizonte, Miami and Mexico, respectively.

In addition, low-cost carrier Fly Bondi, flying out of El Palomar Airport, continued to increase connectivity throughout Argentina by adding flights to several domestic destinations, contributing to higher aircraft movements with passenger traffic in that airport increasing over 80% sequentially.

In Brazil, passenger traffic at Brasilia airport increased by 12.6% in April 2018, mainly due to an 11.0% growth in domestic passengers and a 14.6% growth in transit passengers. This increase was driven by additional frequencies in existing routes added to several domestic destinations by Gol, Latam and Avianca, that increased their weekly flights by 19.4%, 9.6% and 9.1%, respectively.

Robust traffic growth in Peru was driven by new frequencies and promotions by the low cost airlines VIVA Air Perú and LC Perú driving competition and higher demand, further supported by the overall improvement in the economic framework of the country.

Passenger traffic in Uruguay declined 4.0% YoY impacted by more difficult comps as the Easter holiday this year fell in March, while in 2017 they fell in April. During April and March 2018, passenger traffic in Uruguay increased 3.5% compared to the same period in 2017.

Cargo Volume and Aircraft Movements

Cargo volume was up 19.6% in April 2018. Growth was primarily driven by Argentina which posted a 32.4% YoY increase, followed by 27.7% growth in Brazil reflecting improved economic conditions and 32.2% in Ecuador.

Aircraft movements increased by 6.1% in April 2018 mainly driven by Argentina, up 8.2% during the period, followed by Brazil, with an increase of 6.6%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Apr’18	Apr’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,109	2,812	10.5%	13,356	12,022	11.1%
Italy	721	707	1.9%	2,119	2,077	2.0%
Brazil	1,599	1,443	10.8%	6,565	6,293	4.3%
Uruguay	181	189	-4.0%	866	824	5.1%
Ecuador	382	349	9.6%	1,410	1,382	2.1%
Armenia	213	188	12.8%	737	666	10.7%
Peru	267	222	20.1%	1,066	905	17.7%
TOTAL	6,471	5,911	9.5%	26,118	24,169	8.1%

Cargo Volume (tons)
Argentina	21,563	16,288	32.4%	81,955	65,508	25.1%
Italy	838	773	8.4%	3,495	3,519	-0.7%
Brazil	5,297	4,149	27.7%	19,379	16,736	15.8%
Uruguay	2,397	3,116	-23.1%	9,153	9,171	-0.2%
Ecuador	3,423	2,590	32.2%	13,468	12,181	10.6%
Armenia	1,553	2,353	-34.0%	5,028	7,222	-30.4%
Peru	384	364	5.5%	1,549	1,499	3.3%
TOTAL	35,456	29,633	19.6%	134,027	115,836	15.7%

Aircraft Movements
Argentina	35,474	32,790	8.2%	148,899	137,153	8.6%
Italy	6,590	6,835	-3.6%	20,475	20,907	-2.1%
Brazil	15,118	14,177	6.6%	59,868	59,618	0.4%
Uruguay	2,615	2,652	-1.4%	13,563	12,935	4.9%
Ecuador	6,640	6,526	1.7%	24,629	26,806	-8.1%
Armenia	1,976	1,727	14.4%	6,891	6,173	11.6%
Peru	2,474	2,077	19.1%	9,941	8,347	19.1%
TOTAL	70,887	66,784	6.1%	284,266	271,939	4.5%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411